NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

March 22, 2024

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maptelligent, Inc. Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A Filed March 14, 2024 File No. 024-12384

Ladies and Gentlemen:

This is in response to oral comments of the Staff received on March 20, 2024, relating to the captioned Offering Statement on Form 1-A of Maptelligent, Inc. (the “Company”). Each of the Staff’s comments are addressed below, seriatim:

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed March 14, 2024

Oral Comment 1 re: Withdrawal of Acceleration Request

The Company filed a letter of withdrawal of request for acceleration of qualification on March 20, 2024.

Oral Comment 2 re: Dilution and Use of Proceeds

Please be advised that the Company has, in its Post-Qualification Amendment No. 2, removed the price range and inserted a fixed price of $0.0001 per share in its place. This fixed price is reflected throughout the filing – specifically, the fixed price of $0.0001 in reflected in the calculations of dilution and in the use of proceeds presentation.

Oral Comment 3 re: Auditor Consent Required

Please be advised that an updated auditor consent is included as Exhibit 11.1 in the current filing.

_______________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely, NEWLAN LAW FIRM, PLLC

	By:	/s/ Eric Newlan
Eric Newlan
Managing Member

cc: Maptelligent, Inc.